EXHIBIT 99.2
                                                                  ------------


Precision Drilling Trust
Periods Ending March 31, 2006 and 2005
Management's Discussion and Analysis


Management's discussion and analysis for the three month period ended March 31, 2006, of Precision Drilling Trust (the "Trust" or "Precision") prepared as at May 5, 2006, focuses on certain key statistics from the consolidated financial statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in Precision's 2005 annual report on pages 47 through 72, the unaudited March 31, 2006 consolidated financial statements and related notes and the cautionary statement regarding forward-looking information contained on page 7 of this report.


HIGHLIGHTS

FINANCIAL RESULTS

                                                                                       Three months ended March 31,
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER UNIT/SHARE AMOUNTS)        2006           2005        % change
--------------------------------------------------------------------------------------------------------------------
Revenue                                                                   $  536,408     $  383,407              40
Operating earnings (1)                                                       245,909        153,020              61
Earnings from continuing operations                                          224,183         88,281             154
Net earnings                                                                 224,183        138,518              62
Funds provided by continuing operations (2)                                  249,668        122,075             105
Net capital spending from continuing operations                               40,867         27,186              50
Distributions to unitholders - declared                                      101,623              -               -
Unit/share information:
         Earnings per unit/share from continuing operations                     1.79           0.71             152
         Net earnings per unit/share                                            1.79           1.11              61
         Distributions per unit - declared                                $     0.81     $        -               -
====================================================================================================================

(1)  OPERATING  EARNINGS IS NOT A RECOGNIZED  MEASURE UNDER  CANADIAN  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES
(GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS,  OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE
AS IT PROVIDES AN  INDICATION OF THE RESULTS  GENERATED BY  PRECISION'S  PRINCIPAL  BUSINESS  ACTIVITIES  PRIOR TO
CONSIDERATION  OF HOW THOSE  ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED.  INVESTORS SHOULD BE CAUTIONED,
HOWEVER,  THAT  OPERATING  EARNINGS  SHOULD NOT BE  CONSTRUED AS AN  ALTERNATIVE  TO NET  EARNINGS  DETERMINED  IN
ACCORDANCE  WITH GAAP AS AN INDICATOR OF PRECISION'S  PERFORMANCE.  PRECISION'S  METHOD OF  CALCULATING  OPERATING
EARNINGS MAY DIFFER FROM OTHER  ENTITIES AND,  ACCORDINGLY,  OPERATING  EARNINGS MAY NOT BE COMPARABLE TO MEASURES
USED BY OTHER ENTITIES.
(2)  CASH PROVIDED BY CONTINUING OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL BALANCES.

FINANCIAL POSITION AND RATIOS

                                                                                    MARCH 31,           December 31
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT RATIOS)                                 2006                  2005
--------------------------------------------------------------------------------------------------------------------
Working capital                                                                  $    387,696          $    152,754
Working capital ratio                                                                     2.8                   1.4
Long-term debt (1)                                                               $    224,602          $     96,838
Total assets                                                                     $  1,832,084          $  1,718,882
Long-term debt to long-term debt plus equity (1)                                         0.16                  0.08
====================================================================================================================

(1)  EXCLUDES CURRENT PORTION OF LONG-TERM DEBT WHICH IS INCLUDED IN WORKING CAPITAL.

OVERVIEW

         Earnings from continuing operations in the first quarter of 2006 were $224.2 million compared to $88.3 million for the comparable quarter in 2005. Earnings from continuing operations increased by $1.08 per diluted unit or 152% to $1.79 in the first quarter of 2006 compared to $0.71 in 2005.The increase is attributable to a number of factors including exceptionally strong customer demand, favourable weather conditions and a lower effective tax rate due to Precision's conversion to an income trust. Significant year over year increases in equipment activity and pricing for both the Contract Drilling Services and Completion and Production Services segments resulted in increased earnings per diluted unit of $0.50 in the first quarter of 2006, which is 70% higher than the comparable quarter in 2005. The lower effective tax rate added $0.58 per diluted unit in the current quarter.

         Revenue of $536.4 million and operating earnings of $245.9 million in the first quarter of 2006 represented increases of 40% and 61% respectively compared to the same period for 2005.The increases are attributable to very strong industry demand resulting in higher equipment utilization and higher pricing. For the third successive quarter, all business units performed exceptionally well and contributed to record quarterly results. The financial improvement over the first quarter of 2005 is attributable to an increase in work volume and price. In terms of volume, both service and drilling rigs benefited from a 19% increase in operating activity with an asset base that was essentially the same size. As a percentage of revenue, strong pricing increased operating earnings margins to 46% in the first quarter of 2006 versus 40% for the first quarter of 2005. In terms of operating expenses, on a daily or hourly basis for drilling and service rigs, costs increased by 3% and 5% respectively compared to the same period in the prior year.

         To put these strong first quarter results in context, it is important to understand that the oilfield service industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter; year over year, and quarterly results should not be annualized. Seasonally, the first quarter is usually the most active and prosperous as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens ground conditions and can slow oilfield service activity dramatically. Subject to dry weather, activity resumes and will typically gain momentum in the third and fourth quarters.

         Precision's continuing operations are reported in two segments. The Contract Drilling Services segment contains the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment contains the service rig, snubbing and rental divisions.

SEGMENT REVIEW
                                                                                        Three months ended March 31,
(Stated in thousands of Canadian dollars)                                           2006         2005      % Change
--------------------------------------------------------------------------------------------------------------------
Operating earnings: (1)
         Contract Drilling Services                                            $ 193,683    $ 129,647          49.4
         Completion and Production Services                                       63,787       35,118          81.6
         Corporate and Other                                                     (11,561)     (11,745)          1.6
--------------------------------------------------------------------------------------------------------------------
                                                                               $ 245,909    $ 153,020          60.7
====================================================================================================================

(1) SEE FOOTNOTE (1) ON PAGE 1.

CONTRACT DRILLING SERVICES
                                                                                       Three months ended March 31,
                                                                                    % OF                       % of
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE INDICATED)      2006      REVENUE         2005       Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                                          $  384,162                 $ 280,337
Expenses:
         Operating                                                  168,415         43.9      132,191          47.2
         General and administrative                                   8,570          2.2        6,223           2.2
         Depreciation                                                13,526          3.5       12,231           4.4
         Foreign exchange                                               (32)           -           45             -
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                                           $  193,683         50.4    $ 129,647          46.2
====================================================================================================================

                                                                       2006                      2005      % Change
--------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                                 233                       229           1.7
Drilling operating days                                              16,694                    13,999          19.3
Drilling revenue per operating day ($/day)                       $   20,886                 $  18,545          12.6
Drilling statistics:
         Number of wells drilled\                                     2,302                     2,162           6.5
         Average days per well                                          7.3                       6.5          12.3
         Number of metres drilled (000's)                             2,815                     2,566           9.7
         Average metres per well                                      1,223                     1,187           3.0
====================================================================================================================

(1) SEE FOOTNOTE (1) ON PAGE 1.


         Revenue in the Contract Drilling Services segment increased by 37% to $384.2 million while operating earnings grew by 49% to $193.7 million in the first quarter of 2006 compared to the same period in 2005.This growth was the result of unprecedented industry rig demand and near perfect weather conditions for Precision's service offerings.The increase in activity for Precision's equipment was in direct correlation to the rise in industry activity. In Canada, industry drilling rig operating days increased by approximately 23% to 55,974, industry well completions increased by 21% to 6,178 wells and the available rig count increased by 9% to approximately 779. For Precision, drilling operating days in the first quarter of 2006 increased by 19% over the same period in 2005. Cold weather in late February and March extended the winter drilling season by approximately two weeks and enabled Precision to close out the quarter on a very positive note.

         Consistent with the momentum carried over from 2005, the demand for Contract Drilling Services during the first quarter of 2006 reached unprecedented levels, with 231 out of 233 drilling rigs active and all 92 camps utilized. The 16,694 drilling operating days for the quarter established a new high for Precision, surpassing the 16,550 achieved in the first quarter of 2001. At that time, Precision had 227 drilling rigs out of an industry total of 611, whereas today Precision has 233 out of an industry total of 779.

         Leveraged by higher revenue rates, operating expenses were lower as a percentage of revenue despite crew wage rate increases and associated personnel costs. Operating expenses declined from 47% of revenue in the first quarter of 2005 to 44% in 2006. Equipment repair and maintenance expenses were lower on a per day basis as scheduled costs were spread over a higher activity level relative to last year. The general wage rate increase of approximately 7% that went into effect October 1, 2005 is the primary factor in daily cost increases for the current quarter. Further, the operational efficiency and procurement savings provided by Precision's consumable supply and manufacturing and repair businesses served to control the pace of industry cost escalations.


COMPLETION AND PRODUCTION SERVICES

                                                                                       Three months ended March 31,
                                                                                    % OF                       % of
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE INDICATED)      2006      REVENUE         2005       Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                                          $  156,638                 $ 108,264
Expenses:
         Operating                                                   78,630         50.2       62,536          57.8
         General and administrative                                   3,915          2.5        2,823           2.6
         Depreciation                                                10,286          6.6        7,786           7.2
         Foreign exchange                                                20            -            1             -
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                                           $   63,787         40.7    $  35,118          32.4
====================================================================================================================

                                                                                    2006         2005      % Change
--------------------------------------------------------------------------------------------------------------------
Number of service rigs (end of period)                                               237          239          (0.8)
Service rig operating hours                                                      165,591      139,674          18.6
Service revenue per operating hour ($/hour)                                    $     732    $     600          22.0
====================================================================================================================

(1) SEE FOOTNOTE (1) ON PAGE 1.


         Revenue in the Completion and Production Services segment increased by 45% to $156.6 million while operating earnings grew by 82% to $63.8 million in the first quarter of 2006 as compared to the same period in 2005.The improvement in revenue is attributable to a 52% increase in the rental division due to strong industry activity and demand for ancillary equipment, pricing strength in the service rig division leading to 45% growth, and standby revenue in the snubbing division.

         Demand for Completion and Production Services also hit record activity levels, with the service rig fleet generating 165,591 operating hours for 77% utilization in the first quarter, an increase of 19% over the prior year. The improvement is a result of continuing strong demand, as customers attempted to keep pace with new well completion work while keeping production maintenance for existing wells on schedule. New well completions accounted for 45% of the service rig operating hours in the first quarter, unchanged from 2005.

         Consistent with financial results in the Contract Drilling Services segment, operating costs as a percentage of revenue decreased from 58% in the first quarter of 2005 to 50% in 2006. Equipment repair and maintenance expenses were lower on a per hour basis as scheduled costs were spread over a higher activity level relative to the prior year. The general wage rate increase of approximately 7% that went into effect October 1, 2005 was the primary factor in hourly cost increases for the current quarter.


OTHER ITEMS

         Corporate and other expenses remained consistent year over year.

         Interest expense of $2.8 million declined by 76% in 2006 compared to the first quarter of 2005, due to the repayment of long-term debt in October 2005.

         The Trust's effective income tax rate on first quarter earnings from continuing operations before income taxes was 8% in 2006 compared to 38% in 2005.The decrease in the tax rate is primarily a result of Precision's conversion to an income trust which has the effect of shifting all or a portion of the income tax burden to its unitholders.


LIQUIDITY AND CAPITAL RESOURCES

         The Trust's liquidity and solvency position remains strong as working capital exceeded long-term debt by $163 million at March 31, 2006 as compared to $56 million at December 31, 2005.The main driver behind the increase was record first quarter activity levels which generated funds from operations of $249.7 million offset by net capital spending of $40.9 million and trust distributions of $104.4 million. Long-term debt increased by $127.8 million from $96.8 million to $224.6 million during the quarter for a long-term debt to long-term debt plus equity ratio of 0.16.

         Net capital spending for the quarter was $40.9 million, with $32.3 million attributable to expenditures to grow and expand Precision's underlying asset base and $16.7 million to sustain and upgrade existing property, plant and equipment. Proceeds on the disposal of property, plant and equipment amounted to $8.1 million.

         In its first full quarter as an income trust, Precision announced distributions to unitholders of $0.27 per unit per month for aggregate cash distributions declared of $101.6 million or $0.81 per unit. Distributions are paid in the month following declaration and as a result, the actual cash payments for the first quarter of 2006 were $104.4 million.

         With Precision Drilling Corporation's conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly cash distributions to unitholders. Pursuant to the Trust's indenture, cash distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including
Precision's: financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

         Between January 1, 2006 and the date of this report, the number of issued Trust units was unchanged at 125,461,303 units, for unitholders' capital of $1,377.9 million.

QUARTERLY FINANCIAL SUMMARY
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER UNIT/SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)

                                                                                2005                           2006
Quarters ended                                                June 30   September 30    December 31        MARCH 31
--------------------------------------------------------------------------------------------------------------------
Revenue                                                    $  157,895     $  300,016     $  427,861      $  536,408
Operating earnings (1)                                         24,505        111,956        175,897         245,909
Earnings from continuing operations                             9,308          2,382        120,877         224,183
         Per unit/share                                          0.07           0.02           0.96            1.79
Net earnings                                                   25,851      1,382,648         83,546         224,183
         Per unit/share                                          0.21          11.00           0.66            1.79
Funds provided by (used in) continuing operations (2)          27,973        (54,747)       114,687         249,668
Distributions to unitholders - declared                    $        -     $        -     $   70,510      $  101,623
====================================================================================================================

                                                                                2004                           2005
Quarters ended                                                June 30   September 30    December 31        March 31
--------------------------------------------------------------------------------------------------------------------
Revenue                                                    $  134,963     $  218,023     $  313,978      $  383,407
Operating earnings (1)                                         24,065         61,799        113,879         153,020
Earnings from continuing operations                            10,127         36,995         60,582          88,281
         Per unit/share                                          0.09           0.31           0.49            0.71
Net earnings                                                   15,995         42,707         88,183         138,518
         Per unit/share                                          0.14           0.36           0.71            1.11
Funds provided by continuing operations (2)                    11,038         56,477        114,628         122,075
Distributions to unitholders - declared                    $        -     $       -      $        -      $        -
====================================================================================================================

(1) SEE FOOTNOTE (1) ON PAGE 1.
(2) SEE FOOTNOTE (2) ON PAGE 1.



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

         CERTAIN  STATEMENTS  CONTAINED  IN  THIS  INTERIM  REPORT,  INCLUDING
STATEMENTS THAT MAY CONTAIN WORDS SUCH AS "COULD", "SHOULD", "CAN", "ANTICIPATES", "EXPECT", "BELIEVE", "WILL", "MAY" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION AND "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS AS TO SEASONAL WEATHER CONDITIONS AFFECTING THE CANADIAN OIL AND NATURAL GAS INDUSTRY AND THE DEMAND FOR THE TRUST'S SERVICES.

         THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSIS MADE BY THE TRUST IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE IN THE CIRCUMSTANCES. HOWEVER, WHETHER ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS WILL CONFORM WITH THE TRUST'S EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE TRUST'S EXPECTATIONS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: FLUCTUATIONS IN THE PRICE AND DEMAND OF OIL AND NATURAL GAS; FLUCTUATIONS IN THE LEVEL OF OIL AND NATURAL GAS EXPLORATION AND DEVELOPMENT ACTIVITIES; FLUCTUATIONS IN THE DEMAND FOR WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; THE EFFECTS OF WEATHER CONDITIONS ON OPERATIONS AND FACILITIES; THE EXISTENCE OF COMPETITIVE OPERATING RISKS INHERENT IN WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; GENERAL ECONOMIC, MARKET OR BUSINESS CONDITIONS; CHANGES IN LAWS OR REGULATIONS, INCLUDING TAXATION, ENVIRONMENTAL AND CURRENCY REGULATIONS; THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT; AND OTHER UNFORESEEN CONDITIONS WHICH COULD IMPACT ON THE USE OF SERVICES SUPPLIED BY THE TRUST.

         CONSEQUENTLY, ALL OF THE FORWARD-LOOKING INFORMATION AND STATEMENTS MADE IN THIS REPORT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE TRUST WILL BE REALIZED OR, EVEN IF SUBSTANTIALLY REALIZED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES TO OR EFFECTS ON THE TRUST OR ITS BUSINESS OR OPERATIONS. EXCEPT AS MAY BE REQUIRED BY LAW, THE TRUST ASSUMES NO OBLIGATION TO UPDATE PUBLICLY ANY SUCH FORWARD-LOOKING INFORMATION AND STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                         FIRST QUARTER INTERIM REPORT



                                                        UNITHOLDER INFORMATION


Stock Exchange listings                          Account Questions
Units of Precision  Drilling  Trust are          Our Transfer Agent can help you with a
listed on the Toronto  Stock  Exchange           variety of Unitholder related services,
under the trading  symbol PD.UN and in           including:
U.S.  dollars PD.U, and on the New York          o        change of address
Stock Exchange under the trading symbol PDS.     o        lost unit certificates
                                                 o        transfer of units to another
Q1 2006 Trading Profile                                   person
Toronto (TSX: PD.UN)                             o        estate settlement
High: $40.75                                     o        enrollment in Distribution
Low: $33.56                                               Reinvestment Plan
Close: $37.66
Volume traded: 48,811,471
                                                 You can contact our Transfer Agent at:
TORONTO (TSX: PD.U)
High: US$36.00                                   COMPUTERSHARE TRUST COMPANY OF CANADA
Low: US$28.48                                    100 University Avenue
Close: USS31.86                                  9th Floor, North Tower
Volume traded: 100,657                           Toronto, Ontario M5J 2Y1
                                                 Canada
NEW YORK (NYSE: PDS)
High: US$35.13                                   Telephone: 1-800-564-6253 (toll free
Low: US$28.84                                                 in Canada and the United States)
Close: US$32.34                                             1-514-982-7555 (international
Volume traded: 26,666,800                                     direct dialing)
                                                 Email: caregistryinfo@computershare.com
TRANSFER AGENT AND REGISTRAR
COMPUTERSHARE TRUST COMPANY OF CANADA            Online Information
Calgary, Alberta                                 To receive our news releases by email or to
                                                 view this Interim report, please
Transfer Point                                   visit our website at www.precisiondrilling.com
COMPUTERSHARE TRUST COMPANY, INC.                and refer to the Investor Relations section.
New York. New York

                                                 Published Information
                                                 If you wish to receive copies of the 2005 Annual
                                                 Information Form as filed with the Canadian
                                                 Securities Commissions and as filed under
                                                 Form 40-F with the United States Securities and
                                                 Exchange Commission, or additional copies of this
                                                 interim report, please contact:

                                                 Vice President, Corporate Services and
                                                 Corporate Secretary
                                                 Precision Drilling Corporation
                                                 4200, 150 - 6ih Avenue SVV
                                                 Calgary, Alberta T2P 3Y7
                                                 Telephone: 403-716-4500
                                                 Facsimile:-103-264-0251

                                                 Estimated Release Dates for Financial Results
                                                 2006 Second Quarter - July 27, 2006
                                                 2006 Third Quarter - October 26, 2006